UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

20/20 GeneSystems, Inc.

(Exact name of issuer as specified in its charter)

Delaware	57-2272107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15810 Gaither Road, Suite 235, Gaithersburg, MD 20877

(Full mailing address of principal executive offices)

(240) 453-6339

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or the “Company” refer to 20/20 GeneSystems, Inc., a Delaware corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to us and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Item 1. Business-Risk Factors” included in our Annual Report on Form 1-K, and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a digital diagnostics company with the core mission of developing and commercializing clinical laboratory tests and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, we use machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. Our cancer product, known as OneTest, is a multi-cancer early detection test for screening more than five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, we expanded our business and offered several COVID-19 testing solutions, both rapid kits and laboratory-based tests. In the third quarter of 2020, in response to substantial and urgent demand for expanded viral testing in Maryland, we also began to provide COVID-19 viral testing using polymerase chain reaction (PCR) analytical equipment in our clinical laboratory.

In 2021, we moved to a larger laboratory and office location and established a Clinical Laboratory Innovation Accelerator, or CLIAx, which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in a CLIA licensed laboratory using shared equipment and laboratory personnel. There is currently one company actively enrolled in CLIAx with negotiations underway with several other companies. Our CLIAx, which we believe to be the first such shared CLIA laboratory facility in the U.S., reduces the costs and expense for start-up companies to launch their novel tests in the American market while providing us with sales and marketing rights to additional products.

Our legacy business includes a pioneering field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck. Our BioCheck kits for screening suspicious powders remains profitable, but with limited growth potential, at least in the U.S. absent a serial anthrax incident, or similar incident, like the one that occurred in the U.S. in 2001.

Recent Developments

On August 10, 2022, we entered a Technology License & Access Agreement with BioInfra Life Science, Inc., a Korean corporation, to be the exclusive distributor in the U.S. of their unique and proprietary algorithms which will be used in conjunction with our current laboratory tests. Upon signing, we paid an up-front fee of $150,000, which accounts for up-front royalty payments, and a second payment of $150,000 will be paid after completion of a successful blinded U.S. validation study. The royalty fees to be paid will range from $12 to $25 per test depending upon what is being tested. The royalty fees earned will offset the up-front royalty payment before any additional fees are owed. The products include measurement of chronic (non-cancer) disease markers, tumor antigens and clinical chemistry analytes. The more that is tested the more the price per test will increase and in direct relationship so will the associated royalty fee.

On August 15, 2022, we launched an offering of up to $4,999,995 of convertible promissory notes pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, or the Securities Act, and Regulation Crowdfunding promulgated thereunder. Investors will receive a note earning between 6% and 9% in simple interest depending upon certain criteria being met at time of investment. The notes will convert at the earlier of a qualified equity financing of $100,000 or the maturity date of February 28, 2025. The highest conversion price per security is set at a valuation cap of $58,400,000 or if less, at 10% discount on the price received at the qualified equity financing. The notes will contain customary events of default for loans of this type. On January 9, 2022, we entered into a Company Engagement and Posting Agreement with StartEngine Secure, LLC, or StartEngine, to provide the funding portal enabling the equity offering. Under this agreement, we will pay StartEngine a cash commission equal to 5.5% of the gross proceeds raised in the offering and will issue to StartEngine convertible promissory notes in a principal amount equal to 3% of the gross proceeds raised in the offering. As of the date of this report, we have issued convertible promissory notes in the aggregate principal amount of approximately $93,000 and have raised approximately $84,000 in net proceeds after deducting approximately $9,000 in commissions and expenses.

Principal Factors Affecting our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to access additional capital and the size and timing of subsequent financings;

●	the costs of acquiring additional data, technology, and/or intellectual property to successfully reach our goals and to remain competitive;

●	personnel and facilities costs in any region in which we seek to introduce and market our products;

●	the costs of sales, marketing, and customer acquisition;

●	average price per test paid by consumers;

●	the number of tests ordered per quarter;

●	costs of third-party laboratories to run our tests;

●	willingness of healthcare providers (including telemedicine providers) to prescribe and encourage our tests and the fees charged by them to do so;

●	the costs of compliance with any unforeseen regulatory obstacles or governmental mandates in any states or countries in which we seek to operate;

●	the costs of any additional clinical studies which are deemed necessary for us to remain viable and competitive in any region of the world;

●	the extent and duration of demand for COVID-19 viral and serology testing after the introduction and acceptance of safe and effective vaccines; and

●	our ability to identify additional tests and revenue sources to make up for the anticipated drop in COVID-19 testing after “herd immunity” is reached

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30,		Change
	2022	2021	$	%
Revenues	$9,091,632	$1,810,791	$7,280,841	402.1%
Cost of revenues	4,233,485	865,174	3,368,311	389.3%
Gross profit	4,858,147	945,617	3,912,530	413.8%
Operating expenses
Sales, general and administrative	1,424,712	1,608,164	(183,452)	(11.4)%
Research and development	50,010	122,732	(72,722)	(59.3)%
Total operating expenses	1,474,722	1,730,896	(256,174)	(14.8)%
Income (loss) from operations	3,383,425	(785,279)	4,168,704	530.9%
Total other income (expense)	4,253	(11,316)	15,569	137.6%
Net income (loss)	$3,387,678	$(796,595)	$4,184,273	525.3%

Revenues. We generated revenues from sales of COVID-19 tests, OneTest and BioCheck for six months ended June 30, 2022 and 2021. In the six months ended June 30, 2022, we also generated revenues from our CLIAx services. Our total revenues were $9,091,632 for the six months ended June 30, 2022, as compared to $1,810,791 for the six months ended June 30, 2021, an increase of $7,280,841, or 402.1%.

Revenues from our COVID-19 tests are derived from two classes of tests: (i) rapid point-of-care tests (antibody and antigen) that we distributed after validating and (ii) lab-based PCR testing of nasal swabs sent to our CLIA lab from area nursing homes, numerous county school systems in the State of Maryland and the Montgomery County Health Department. Revenues from our COVID-19 tests increased by $7,228,165, or 464.1%, to $8,785,760 for the six months ended June 30, 2022 from $1,557,595 for the six months ended June 30, 2021. Such increase was due to a 619.1% increase in PCR tests resulting from a significant increase in the volume of tests, offset by an 83.7% decrease in rapid tests. As of the date of this report, we have been informed by the State of Maryland that they will no longer be funding school testing; however, each school system can independently request testing from three approved laboratories in the state of Maryland of which we are one of these approved lab locations. Our sales team is working to sign the previously supported school systems with testing when needed. We have also seen a decrease in testing offered through the Montgomery County Health Department.

Revenues from sales of OneTest increased by $33,746, or 22.1%, to $186,392 for the six months ended June 30, 2022 from $152,646 for the six months ended June 30, 2021. Such increase was due to volume increases, primarily related to orders with fire departments.

Revenues from sales of BioCheck decreased by $26,188, or 26.0%, to $74,362 for the six months ended June 30, 2022 from $100,550 for the six months ended June 30, 2021. Such decrease was due to significant COVID-19 testing precluding our marketing efforts for BioCheck.

Revenues from sales of CLIAx services, our newly opened CLIA licensed laboratory using shared equipment and laboratory personnel, were $45,118 for the six months ended June 30, 2022.

Cost of revenues. Our cost of revenues includes materials, labor and laboratory expenses. Our cost of revenues increased by $3,368,311, or 389.3%, to $4,233,485 for the six months ended June 30, 2022 from $865,174 for the six months ended June 30, 2021. This increase was mainly due to costs of COVID-19 tests. Additionally, there was an increase in base costs of maintaining a laboratory, amortization of license agreements attributable to the analyzation of OneTest orders and the required diagnostic reagent kits in connection with the OneTest sales increases. As a percentage of revenues, cost of revenues was 46.6% and 47.8% for the six months ended June 30, 2022 and 2021, respectively. The 1.2% decrease was primarily due to the increased sales of COVID-19 tests, which have lower costs than our other tests.

Gross profit and gross margin. Our gross profit increased by $3,912,530, or 413.8%, to $4,858,147 for the six months ended June 30, 2022 from $945,617 for the six months ended June 30, 2021. Gross profit as a percentage of revenues (gross margin) was 53.4% and 52.2% for the six months ended June 30, 2022 and 2021, respectively.

Sales, general and administrative expenses. Our sales, general and administrative expenses include sales, marketing, office leases, overhead, executive compensation, legal, regulatory, government relations, and similar expenses. Our sales, general and administrative expenses decreased by $183,452, or 11.4%, to $1,424,712 for the six months ended June 30, 2022 from $1,608,164 for the six months ended June 30, 2021. The decrease was primarily due to a decrease in professional fees and sales and marketing expenses as the significant COVID-19 testing precluded marketing of OneTest or BioCheck. As a percentage of revenues, sales, general and administrative expenses amounted to 15.7% for the six months ended June 30, 2022, compared to 88.8% for the six months ended June 30, 2021.

Research and development expenses. Our research and development expenses include principally clinical data acquisitions, laboratory validation and bridging studies, data analysis algorithms and non-capitalizable machine learning software development. It also includes laboratory test validation and technical consultation. Our research and development expenses decreased by $72,722, or 59.3% to $50,010 for the six months ended June 30, 2022 from $122,732 for the six months ended June 30, 2021. As a percentage of revenues, research and development expenses decreased to 0.6% for the six months ended June 30, 2022 from 6.8% for the six months ended June 30, 2021. The decrease was due to the decrease of staffing resources related to our cancer test products in 2022 compared to 2021.

Total other income (expense). Total other income, net, was $4,253 for the six months ended June 30, 2022, as compared to total other expense, net, of $11,316 for the six months ended June 30, 2021. Total other income, net, for the six months ended June 30, 2022 consisted of interest income of $7,218 and other income of $2,371, offset by interest expense of $5,336, while total other expense, net, for the six months ended June 30, 2021 consisted of interest expense of $6,488 and other expense of $5,900, offset by interest income of $1,072.

Net income (loss). As a result of the cumulative effect of the factors described above, our net income increased by $4,184,273, or 525.3%, to $3,387,678 for the six months ended June 30, 2022 from a net loss of $796,595 for the six months ended June 30, 2021.

Liquidity and Capital Resources

Historically, our sources of cash have included private placements of equity securities and cash generated from revenues. Our historical cash outflows have primarily been associated with cash used for operating activities such as research and development activities and other working capital needs; the acquisition of clinical data, patient samples (blood, tissue), intellectual property; and expenditures related to equipment and improvements used for our laboratory facility. We intend to fund our operations through increased revenue from operations and the remaining capital raised through our recent offerings.

Summary of Cash Flows

As of June 30, 2022, we had approximately $7,819,608 in cash and cash equivalents. The following table presents a summary of our cash flows for the periods indicated:

	Six Months Ended June 30,
	2022	2021
Net cash provided by (used in) operating activities	$4,739,343	$(733,335)
Net cash used in investing activities	(245,241)	(11,973)
Net cash provided by (used in) financing activities	(28,963)	1,187,143
Net increase in cash and cash equivalents	4,465,139	441,835
Cash and cash equivalents at beginning of period	3,354,469	3,468,192
Cash and cash equivalent at end of period	$7,819,608	$3,910,027

Net cash provided by operating activities was $4,739,343 for the six months ended June 30, 2022, as compared to net cash used in operating activities of $733,335 for the six months ended June 30, 2021. In 2022, the cash from operations will be used for future operating and investing activities. In 2021, the principal use of cash in operating activities was to fund our net loss. Cash flows from operations can vary significantly due to various factors, including changes in our operations, accounts receivable, prepaid expenses, accounts payable and accrued expenses.

Net cash used in investing activities was $245,241 for the six months ended June 30, 2022, as compared to $11,973 for the six months ended June 30, 2021. Net cash used in investing activities for the six months ended June 30, 2022 consisted of purchases of capital equipment of $242,347, proceeds from sale of equipment of $5,750, and capitalized patent costs of $8,644, while net cash used in investing activities for the six months ended June 30, 2021 consisted entirely of purchases of capital equipment.

Net cash used in financing activities was $28,963 for the six months ended June 30, 2022, as compared to net cash provided by financing activities of $1,187,143 for the six months ended June 30, 2021. Net cash used in financing activities for the six months ended June 30, 2022 consisted entirely of principal payments of capital lease obligations, while net cash provided by financing activities for the six months ended June 30, 2021 consisted of the net proceeds from the issuance of preferred stock of $1,093,577 and proceeds from refinancing of equipment through a capital lease of $134,991, offset by repayments of $41,425 on the lease.

Regulation A Offering

On January 8, 2020, we launched an offering under Regulation A of Section 3(6) of the Securities Act for Tier 2 offerings, pursuant to which we offered up to 3,340,909 shares of series C preferred stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This offering was terminated on June 15, 2021.

During the six months ended June 30, 2021, we raised approximately $1,399,226 in gross proceeds through the sale of 340,647 shares of our series C preferred stock for net proceeds of $1,168,362, of which $78,191 was recorded as a subscription receivable as funds were not received as of the period end.

Capital Expenditures

We incurred capital expenditures of $242,347 in the six months ended June 30, 2022 and we incurred capital expenditures of $50,897 in the six months ended June 30, 2021 in direct purchase of $11,973 and equipment under capital lease of $38,924. We estimate that our total capital expenditures in fiscal year 2022 will reach approximately $300,000. Such funds will be used primarily to build out our new facility and any additional laboratory equipment.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles, or U.S. GAAP, requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition. In accordance with Accounting Standards Codification, or ASC, Topic 606, Revenue from Contracts with Customers, we recognize revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods and services. To determine revenue recognition for arrangements that we deem are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Performance obligations for three different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest is recognized when returned serum specimens are analyzed in our CLIA laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients.

●	BioCheck ‒ Revenues for kits is recognized when purchase orders are processed and kits are shipped to customers.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when purchase orders are processed, and test kits are shipped to customers.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests is recognized when returned nasal swabs are analyzed in our CLIA laboratory and the results are reported. Due to the nature of PCR tests, revenue per test is recorded based on historical average receipts from insurance payers, Medicare, Medicaid, nursing homes or County government.

●	CLIAx ‒ Revenues from the CLIAx are currently from internal lab services provided by the Company to CLIAx customers. Future revenues will come from marketing and selling the CLIAx customer’s laboratory developed tests through the Company’s developed sales channels.

Stock-Based Compensation. We account for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Recently Issued Accounting Pronouncements

Management does not believe any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3.	Financial Statements

20/20 GENESYSTEMS, INC.

BALANCE SHEETS

JUNE 30, 2022 AND DECEMBER 31, 2021

(UNAUDITED)

	June 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$7,819,608	$3,354,469
Accounts receivable, net	2,784,543	4,215,465
Inventory	148,546	246,658
Prepaid expenses	147,163	125,664
Total current assets	10,899,860	7,942,256
License agreement, net	356,463	367,713
Property and equipment, net	666,267	511,910
Intangible assets, net	214,137	213,885
Right of use assets	1,057,344	1,168,471
Due from affiliated entities	2,699	2,699
Other assets	54,099	65,347
Total assets	$13,250,869	$10,272,281

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$518,475	$834,269
Accrued liabilities	911,524	1,121,607
Deferred revenue	209,173	152,698
Financing lease liabilities - current	56,714	56,714
Lease liability - current	119,935	88,314
Total current liabilities	1,815,821	2,253,602

Long-term liabilities:
Financing lease liabilities – long term	19,762	48,725
Lease liability – long term	1,007,659	1,080,157
Total long-term liabilities	1,027,421	1,128,882

Total liabilities	2,843,242	3,382,484

Commitments and contingencies (Note 8)	-	-

Stockholders’ equity:
Series C preferred stock, $0.01 par value; 3,340,909 authorized; 1,204,040 and 1,205,069 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively; liquated preference of $5,297,776 and $5,302,304	12,040	12,051
Series B preferred stock, $0.01 par value; 3,569,405 authorized; 1,471,487 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquated preference of $5,194,349	14,715	14,715
Series A-2 preferred stock, $0.01 par value; 800,000 authorized; 442,402 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquated preference of $1,442,231	4,424	4,424
Series A-1 preferred stock, $0.01 par value; 978,000 authorized; 651,465 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquated preference of $1,999,998	6,515	6,515
Series A preferred stock, $0.01 par value; 1,303,000 authorized; 846,368 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquated preference of $2,598,350	8,464	8,464
Common stock, $0.01 par value; 25,000,000 authorized; 4,763,601 and 4,762,572 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	47,636	47,626
Additional paid-in capital	26,678,452	26,548,299
Accumulated deficit	(16,364,619)	(19,752,297)
Total stockholders’ equity	10,407,627	6,889,797
Total liabilities and stockholders’ equity	$13,250,869	$10,272,281

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

	2022	2021
Revenues	$9,091,632	$1,810,791

Cost of revenues	4,233,485	865,174

Gross profit	4,858,147	945,617

Operating expenses:
Sales, general and administrative	1,424,712	1,608,164
Research and development	50,010	122,732
Total operating expenses	1,474,722	1,730,896

Operating income (loss)	3,383,425	(785,279)

Other income (expense):
Interest expense	(5,336)	(6,488)
Interest income	7,218	1,072
Other expense	-	(5,900)
Other income	2,371	-
Total other income (expense)	4,253	(11,316)
Income (loss) before income taxes	3,387,678	(796,595)
Provision for income taxes	-	-
Net income (loss)	$3,387,678	$(796,595)
Basic net income (loss) per common share	$0.71	$(0.17)
Diluted net income (loss) per common share	$0.36	$(0.17)
Weighted-average common shares outstanding, basic	4,763,180	4,727,495
Weighted-average common shares outstanding, diluted	9,520,885	4,727,495

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

Six Months Ended June 30, 2022

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2021	1,205,069	$12,051	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,762,572	$47,626	$26,548,299	$(19,752,297	$6,889,797
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	130,153	-	130,153
Conversion of preferred stock	(1,029)	(11)	-	-	-	-	-	-	-	-	1,029	10		-	(1)
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	3,387,678	3,387,678
Balance, June 30, 2022	1,204,040	$12,040	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,763,601	$47,636	$26,678,452	$(16,364,619	$10,407,627

Six Months Ended June 30, 2021

	Series C Preferred Stock		Series B Preferred Stock		Series A-2 Preferred Stock		Series A-1 Preferred Stock		Series A Preferred Stock		Common Stock		Additional Paid-in	Subscription	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, December 31, 2020	858,327	$8,584	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,728,833	$47,288	$25,123,303	$-	$(21,824,074)	$3,389,219
Stock based compensation	-	-	-	-	-	-	-	-	-	-	-	-	171,032	-	-	171,032
Issuance of preferred stock, net of offering costs	340,647	3,406	-	-	-	-	-	-	-	-	-	-	1,168,362	(78,191)	-	1,093,577
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(796,595)	(796,595)
Balance, June 30, 2021	1,198,974	$11,990	1,471,487	$14,715	442,402	$4,424	651,465	$6,515	846,368	$8,464	4,728,833	$47,288	$26,462,697	$(78,191)	$(22,620,669)	$3,857,233

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(UNAUDITED)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,387,678	$(796,595)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	93,003	38,971
Stock based compensation	130,153	171,032
Amortization of license fees	11,250	10,179
Amortization of ROU	70,250	-
Allowance for uncollectible receivables	-	8,100
Loss of sale of asset disposition	(2,371)	-
Changes in operating assets and liabilities:
Accounts receivable	1,430,922	(226,832)
Inventory	98,112	25,359
Prepaid expenses and other	(10,251)	(105,340)
Accounts payable	(315,796)	57,918
Accrued liabilities	(210,082)	873
Deferred revenue	56,475	83,000
Net cash provided by (used in) operating activities	4,739,343	(733,335)

CASH FLOWS FROM INVESTING ACTIVITIES:
License agreement	(8,644)	-
Purchase of property and equipment	(242,347)	(11,973)
Proceeds from sale of equipment	5,750	-
Net cash used in investing activities	(245,241)	(11,973)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from equipment financing lease	-	134,991
Principal payments on financing lease obligations	(28,963)	(41,425)
Proceeds from sale of preferred stock, net of offering costs	-	1,093,577
Net cash provided by (used in) financing activities	(28,963)	1,187,143

Increase in cash and cash equivalents	4,465,139	441,835
Cash and cash equivalents, beginning of period	3,354,469	3,468,192
Cash and cash equivalents, end of period	$7,819,608	$3,910,027

Supplemental disclosures of cash flow information:
Cash paid for interest	$3,334	$6,324
Cash paid for income taxes	$-	$-

Non-cash disclosures of cash flow information:
Equipment acquired under a capital lease	$-	$38,923
Non-cash conversion of preferred stock to common stock	$11	$-

See accompanying notes to the financial statements

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

20/20 GeneSystems, Inc. (the “Company”), founded in May 2000, is a digital diagnostics company with the core mission of developing and commercializing clinical laboratory test and associated software that is powered by machine learning and real-world data to improve diagnostic accuracy and clinical usefulness.

For early cancer detection, the Company uses machine learning and real-world data analytics approaches to substantially improve the accuracy of tumor biomarkers that are currently tested in millions of individuals around the world. The Company’s cancer product, known as OneTest, is a multi-cancer test for screening at least five types of cancer from one blood sample.

In response to the novel coronavirus pandemic that began in early 2020, the Company expanded its business and acquired and commercialized several COVID-19 serology (antibody) and viral (RT-PCR) tests, both rapid kits and laboratory-based tests.

In 2021, the Company moved to a larger laboratory and office location and established a Clinical Laboratory Innovation Accelerator (“CLIAx”), which permits diagnostics start-up companies from around the world to launch their laboratory developed tests in a CLIA licensed laboratory using shared equipment and laboratory personnel.

The Company’s legacy business includes a patented field test kit for screening suspicious powders for bioterror agents that is used regularly by hundreds of first responder organizations worldwide, known as BioCheck.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and in accordance with Rule 8-03 of Regulation S-X per Regulation A requirements. Certain information and disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation, have been included. These interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements of the Company for the years ended December 31, 2021 and 2020. The results of operations for the six months ended June 30, 2022 and 2021 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. The use of estimates include revenue recognition, impairment of long-lived assets, stock-based compensation and expense accruals.

Cash and Cash Equivalents

The Company considers time deposits, certificates of deposit, and certain investments with an original maturity of three months or less to be cash equivalents.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Accounts Receivable

Accounts receivable represent amounts due from commercial customers. On June 30, 2022 and December 31, 2021, customer accounts receivable totaled $2,784,543 and $4,215,465, respectively. Unbilled receivables of $1,363,628 and $2,060,695 are included in the balance at June 30, 2022 and December 31, 2021, respectively. The payment of consideration related to these unbilled receivables is subject only to the passage of time. Management reviews open accounts monthly and takes appropriate steps for collection. When needed, an allowance for doubtful accounts is recorded to reflect management’s determination of the amount deemed uncollectable. An allowance for doubtful accounts of $40,100 and $40,100 is included in accounts receivable at June 30, 2022 and December 31, 2021, respectively.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. Inventories consisted entirely of finished goods as of June 30, 2022 and December 31, 2021.

Basic and Diluted Loss Per Share

The Company follows Financial Accounting Standards Board (“FASB”) ASC 260, Earnings per Share, to account for earnings per share. Basic earnings per share calculations are determined by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include the dilutive effect of in-the-money share equivalents, which are calculated, based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an award, if any, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when an award is settled are assumed to be used to repurchase shares in the current period. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The following is a summary of outstanding securities which have been included in the calculation of diluted net income per share and reconciliation of net income to net income available to common stockholders for the six months ended June 30, 2022 and 2021.

	2022	2021
Weighted average common shares outstanding used in calculating basic earnings per share	4,763,180	4,727,495
Warrants to purchase Common Stock	88,632	-
Options to purchase Common Stock	53,311	-
Series C Preferred Stock	1,204,040	-
Series B Preferred Stock	1,471,487	-
Series A-2 Preferred Stock	442,402	-
Series A-1 Preferred Stock	651,465	-
Series A Preferred Stock	846,368	-
Weighted average common shares outstanding used in calculating diluted earnings per share	9,520,885	4,727,495

The Company excluded 15,096 options and 180,917 warrants from the computation of diluted net income per share for the six months ended June 30, 2022 as their exercise prices were in excess of the most recent valuation of the Company’s common stock during that period. The warrants and options to purchase common stock were calculated under the treasury method resulting in a weighted average outstanding warrants of 88,632 and stock options of 721,930 converting to 64,903 dilutive warrants and 53,311 dilutive options, respectively. The Company excluded all preferred stock, warrants and options from the computation of diluted net loss per share for the six months ended June 30, 2021 as the effects would have been anti-dilutive.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Revenue Recognition

In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue when the customer obtains control of promised goods or services, in an amount that reflects the consideration which it expects to receive in exchange for those goods and services. To determine revenue recognition for arrangements that the Company deems are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) calculate transfer price; (iv) allocate the transaction price to the performance obligation in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregated Revenue ‒ The Company disaggregates revenue from contracts with customers by contract type, as it believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

The Company’s revenue by contract type is as follows:

	For the Six Months Ended June 30,
	2022	2021
Revenues
BioCheck	$74,362	$100,550
OneTest	186,392	152,646
COVID-19 PCR Tests	8,729,633	1,213,905
COVID-19 Antibody/Antigen Tests	56,127	343,690
CLIAx	45,118	-
Total revenues	$9,091,632	$1,810,791

Performance Obligations ‒ Performance obligations for three different types of services are discussed below:

●	OneTest ‒ Revenues from the sale of OneTest is recognized when returned serum specimens are analyzed in the Company’s CLIA laboratory and the results are reported. Due to the nature of OneTest, revenue per test is recorded based on historical average receipts from patients.

●	BioCheck ‒ Revenues for kits is recognized when purchase orders are processed and kits are shipped to customers.

●	COVID-19 Tests:

o	Point-of-Care (POC) Test Kits ‒ Revenues for COVID-19 distributed test kits for use at the POC (i.e., rapid antigen and antibody tests) are recognized when purchase orders are processed, and test kits are shipped to customers.

o	COVID-19 Lab Tests (PCR) ‒ Revenues from the sale of COVID-19 viral (PCR) tests is recognized when returned nasal swabs are analyzed in the Company’s CLIA laboratory and the results are reported. Due to the nature of PCR tests, revenue per test is recorded based on historical average receipts from insurance payers, Medicare, Medicaid, nursing homes or County government.

●	CLIAx ‒ Revenues from the CLIAx are currently from internal lab services provided by the Company to CLIAx customers. Future revenues will come from marketing and selling the CLIAx customer’s laboratory developed tests through the Company’s developed sales channels.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Risk and Uncertainty

The Company’s significant growth in COVID-19 viral testing solutions is affected by the pattern of seasonality subject to the unpredictable demand for viral testing in Maryland. As of the date of this report, the Company has been informed by the State of Maryland that they will no longer be funding school testing; however, each school system can independently request testing from three approved laboratories in the state of Maryland of which the Company is one of these approved lab locations. The Company’s sales team is working to sign the previously supported school systems with testing when needed. The Company has also seen a decrease in testing offered through the Montgomery County Health Department

Shipping and Handling

Amounts billed to a customer for shipping and handling are reported as revenues. Costs related to shipments to the Company are classified as cost of sales and totaled $141,864 and $50,799 for the six months ended June 30, 2022 and 2021, respectively.

Research and Development

The Company incurs research and development costs during the process of researching and developing the Company’s laboratory tests, algorithms, information technologies and other intellectual properties. The Company’s research and development costs consist primarily of data acquisition and personnel costs of scientists and laboratory technicians. The Company expenses these costs as incurred until the resulting product has been completed, tested, validated and made ready for commercial use.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $84,329 and $2,224 for the six months ended June 30, 2022 and 2021, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income Taxes

The Company applies ASC 740, Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. At December 31, 2021, the Company has established a full allowance against all deferred tax assets. As of June 30, 2022, the Company has a valuation allowance on the net deferred assets due to the continued likelihood that realization of any future benefit from deductible temporary differences and net operating loss carryforwards cannot be sufficiently assumed.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. Interest and penalties, if any, are accrued as a component of operating expenses when assessed.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Concentrations

The Company maintains its cash at various financial institutions located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits. The Company has not experienced any losses with respect to its cash balances.

As of June 30, 2022, approximately 92% of total accounts receivable were due from two sources. As of December 31, 2021, approximately 91% of total accounts receivable were due from two sources. During the six months ended June 30, 2022, approximately 97% of total revenues were received from two sources. During the six months ended June 30, 2021, approximately 12% of total revenues were received from one source. Management believes the loss of one or more of these customers would have a significant effect on the Company’s financial condition.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	June 30, 2022	December 31, 2021
Office equipment	$155,969	$162,100
Furniture and fixtures	54,112	31,118
Vehicles	40,555	-
Laboratory equipment	896,636	864,734
Leasehold improvements	-	5,700
Total property and equipment	1,147,272	1,063,652
Less accumulated depreciation	(481,005)	(551,742)
	$666,267	$511,910

Depreciation expense was $84,611 and $30,579 for the six months ended June 30, 2022 and 2021, respectively.

NOTE 4 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	June 30, 2022	December 31, 2021
Issued patents (amortized)	$241,998	$31,840
Unissued patents (unamortized)	-	201,514
Software development costs	45,575	45,575
Total patents	287,573	278,929
Less accumulated amortization	(73,436)	(65,044)
	$214,137	$213,885

Amortization expense for intangible assets was $8,392 respectively for the six months ended June 30, 2022 and 2021.

NOTE 5 – FINANCING LEASES

The Company leases certain equipment under separate non-cancelable equipment loan and security agreements. The agreements mature in December 2023. The agreements require various monthly payments of principal and interest through maturity and are secured by the assets under lease. As of June 30, 2022 and December 31, 2021, $173,915 of financing lease equipment and $65,419 and $47,507, respectively, of accumulated depreciation are included in property and equipment on the consolidated balance sheets. The weighted average interest rate was 6.4% and 6.2% at June 30, 2022 and December 31, 2021, respectively.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Future minimum lease payments under the leases as of June 30, 2022 are as follows:

2022 (remainder)	$32,296
2023	64,592
Total lease payments	96,888
Less: amount representing interest	(4,737)
Total lease payments	$92,151

As of June 30, 2022, the weighted-average remaining lease term for all finance leases is 1.5 years.

NOTE 6 – OPERATING LEASES

On March 18, 2021, the Company entered into a lease agreement with Shady Grove Development Park IX L.L.L.P. for a new office and laboratory space totaling 5,511 square feet in Gaithersburg, Maryland. The term of the lease commenced on December 1, 2021 and shall expire 88 months thereafter. The initial monthly rent is $14,315 with annual increases to $17,308 for the final year of the lease. The Company will also pay its 7.75% pro rata portion of the property taxes, operating expenses and insurance costs and is also responsible to pay for the utilities used on the premises. Total rent expense, including additional operating expenses related to this property, was $28,550 for the six months ended June 30, 2022.

Supplemental balance sheet information related to this lease is as follows:

June 30, 2022
Operating lease right-of-use lease asset	$1,139,660
Accumulated amortization	82,316
Net balance	$1,057,344

Lease liability, current portion	119,935
Lease liability, long term	1,007,659
Total operating lease liabilities	$1,127,594

Weighted Average Remaining Lease Term – operating leases	81 months

Weighted Average Discount Rate – operating leases	3.0%

Future minimum lease payments under this operating lease as of June 30, 2022, were as follows:

2022 (remainder)	$64,056
2023	176,901
2024	181,772
2025	186,775
2026	191,910
Thereafter	451,706
Total lease payments	1,253,120
Less imputed interest	(125,526)
Maturities of lease liabilities	$1,127,594

In August 2011, the Company entered into a lease commencing in December 2011 which expired in November 2016. Under the lease agreement, the Company was to pay an annual rent of $134,975, plus additional operating expenses. Upon expiration, this lease had continued on a month-to-month basis until March 2022. Total rent expense, including additional operating expenses related to this property, was $22,720 and $68,435 for the six months ended June 30, 2022 and 2021, respectively.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

NOTE 7 – NOTE PAYABLE

On May 19, 2020, the Company received a $144,107 paycheck protection program (“PPP”) loan from the U.S. Small Business Administration (the “SBA”) under the provisions of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).  The PPP loan had a two-year term and bore interest at a rate of 1.0% per annum.  The PPP provides that the PPP loans may be partially or wholly forgiven if the funds are used for certain qualifying expenses as described in the CARES Act.  The Company received notice from Eagle Bank that its loan had been forgiven in its entirety by the SBA on September 9, 2021.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

On January 9, 2022, the Company entered into a Company Engagement and Posting Agreement with StartEngine Secure, LLC (“StartEngine”) to provide the funding portal enabling the offering described in Note 10. Under this agreement, the Company will pay StartEngine a cash commission equal to 5.5% of the gross proceeds raised in the offering and will issue to StartEngine convertible promissory notes in a principal amount equal to 3% of the gross proceeds raised in the offering.

NOTE 9 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company has authorized the issuance of 10,000,000 shares of preferred stock with par value of $0.01, of which 1,303,000 have been designated as series A preferred stock, 978,000 have been designated as series A-1 preferred stock, 800,000 shares have been designated as series A-2 preferred stock, 3,569,405 shares have been designated as series B preferred stock and 3,340,909 shares have been designated as series C preferred stock.

Series A Preferred Stock

As of June 30, 2022 and December 31, 2021, there were 846,368 shares of series A preferred stock issued and outstanding. No shares of series A preferred stock were issued during six months ended June 30, 2022 and 2021.

Series A-1 Preferred Stock

As of June 30, 2022 and December 31, 2021, there were 651,465 shares of series A-1 preferred stock issued and outstanding. No shares of series A-1 preferred stock were issued during six months ended June 30, 2022 and 2021.

Series A-2 Preferred Stock

As of June 30, 2022 and December 31, 2021, there were 442,402 shares of series A-2 preferred stock issued and outstanding. No shares of series A-2 preferred stock were issued during six months ended June 30, 2022 and 2021.

Series B Preferred Stock

As of June 30, 2022 and December 31, 2021, there were 1,471,487 shares of series B preferred stock issued and outstanding. No shares of series B preferred stock were issued during six months ended June 30, 2022 and 2021.

Series C Preferred Stock

As of June 30, 2022 and December 31, 2021, there were 1,204,040 and 1,205,069 shares of Series C Preferred Stock issued and outstanding, respectively.

On January 8, 2020, the Company launched an offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”) for Tier 2 offerings, pursuant to which the Company offered up to 3,340,909 shares of series C preferred stock at an offering price of $4.40 per share for gross proceeds of up to $14,700,000 on a “best efforts” basis. This offering was terminated on June 15, 2021.

During the six months ended June 30, 2021, the Company issued shares of series C preferred stock for a purchase price, net of fees, of $1,168,362, of which $78,191 was recorded as a subscription receivable as funds were not received as of the period end.

In March 2022, an aggregate of 1,029 shares of series C preferred stock were converted into 1,029 shares of common stock.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

Common Stock

The Company is authorized to issue 25,000,000 shares of common stock. As of June 30, 2022 and December 31, 2021, there were 4,763,601 and 4,762,572 shares of common stock and outstanding, respectively.

In March 2022, the Company issued an aggregate of 1,029 shares of common stock upon the conversion of 1,029 shares of series C preferred stock.

No shares of common stock were issued during the six months ended June 30, 2021.

Stock Options

On February 1, 2022, the Company granted options for the purchase of an aggregate of 150,332 shares of common stock at an exercise price of $1.0643 per share to certain directors. These options have a term of ten years and vested in full on the date of grant. On February 1, 2022, the Company also granted options for the purchase of an aggregate of 150,336 shares of common stock at an exercise price of $1.0643 per share to the same directors. These options have a term of ten years and vest monthly over a one-year period. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2022 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 68.5%; risk free rate: 1.63%; estimated term five years for a value of $374,560.

On January 28, 2021, the Company granted non-qualified stock options for the purchase of 306,512 shares of common stock at an exercise price of $1.044 per share, all of which vested in full on the date of grant, to certain directors of the Company. Management determines the value of options granted using the calculated value method and the Black-Scholes option pricing model. The fair value of the stock options issued in 2021 was determined using the Black Scholes option pricing model with the following assumptions: dividend yield: 0%; volatility: 69.9%; risk free rate: 0.42%; estimated term five years for a value of $182,680 and recorded in general and administrative costs.

Total stock-based compensation for the six months ended June 30, 2022 and 2021 was $130,153 and $171,032, respectively, and is recorded in general and administrative costs.

Warrants

On April 19, 2022, the Company issued a five-year warrant for the purchase of 91 shares of Common Stock at an exercise price of $4.40 (subject to standard adjustments) to a consultant for a value of $28 as partial compensation for services rendered and recorded in general and administrative costs.

NOTE 10 – RELATED PARTY TRANSACTIONS

On February 1, 2022, the Company granted stock options to certain directors of the Company. See Note 9.

The Company utilizes the services of Barry Cohen, the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years’ experience with clinical lab operations, to oversee the Company’s laboratory information systems and patient/physician portals. During the six months ended June 30, 2022 and 2021, the Company paid $58,078 and $47,067, respectively, to this related party.

20/20 GENESYSTEMS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2022 AND 2021

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2022 through September 30, 2022, the issuance date of these financial statements. Except as set forth below, there have been no other events or transactions during this time which would have a material effect on these financial statements.

Technology License & Access Agreement

On August 10, 2022, the Company entered a Technology License & Access Agreement with BioInfra Life Science, Inc., a Korean corporation, to be the exclusive distributor in the U.S. of their unique and proprietary algorithms which will be used in conjunction with current laboratory tests. Upon signing, the Company paid an up-front fee of $150,000, which accounts for up-front royalty payments, and a second payment of $150,000 will be paid after completion of a successful blinded U.S. validation study. The royalty fees to be paid will range from $12 to $25 per test depending upon what is being tested. The royalty fees earned will offset the up-front royalty payment before any additional fees are owed. The products include measurement of chronic (non-cancer) disease markers, tumor antigens and clinical chemistry analytes. The more that is tested the more the price per test will increase and in direct relationship so will the associated royalty fee.

Crowdfunding Offering

On August 15, 2022, the Company launched an offering of up to $4,999,995 of convertible promissory notes pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. Investors will receive a note earning between 6% and 9% in simple interest depending upon certain criteria being met at time of investment. The notes will convert at the earlier of a qualified equity financing of $100,000 or the maturity date of February 28, 2025. The highest conversion price per security is set at a valuation cap of $58,400,000 or if less, at 10% discount on the price received at the qualified equity financing. The notes will contain customary events of default for loans of this type. As of the date of this report, the Company has issued convertible promissory notes in the aggregate principal amount of approximately $93,000 and has raised approximately $84,000 in net proceeds after deducting approximately $9,000 in commissions and expenses.

Item 4.	Exhibits

Exhibit No.	Description
2.1	Second Amended and Restated Certificate of Incorporation of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.1 to the Semiannual Report on Form 1-SA filed on November 15, 2018)
2.2	Certificate of Designation of Series C Preferred Stock (incorporated by reference to Exhibit 2.2 to the Annual Report on Form 1-K filed on July 6, 2020)
2.3	Amended and Restated Bylaws of 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 2.3 to the Annual Report on Form 1-K filed on July 6, 2020)
6.1	Lease Agreement, dated March 18, 2021, between Shady Grove Development Park IX L.L.L.P. and 20/20 GeneSystems, Inc. (incorporated by reference to Exhibit 6.11 to the Annual Report on Form 1-K filed on April 30, 2021)
6.2	Employment Agreement, dated May 5, 2019, between 20/20 GeneSystems, Inc. and Jonathan Cohen (incorporated by reference to Exhibit 6.8 to the Offering Statement on Form 1-A filed on August 12, 2019)
6.3	20/20 GeneSystems, Inc. 2022 Stock Incentive Plan (incorporated by reference to Exhibit 6.3 to the Annual Report on Form 1-K filed on May 26, 2022)
6.4	Form of Stock Option Agreement (incorporated by reference to Exhibit 6.4 to the Annual Report on Form 1-K filed on May 26, 2022)
6.5	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 6.5 to the Annual Report on Form 1-K filed on May 26, 2022)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2022	20/20 GENESYSTEMS, INC.

/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)